Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

7 Year Autocallable Contingent Coupon Equity Linked Securities Linked to N3V6EDGE

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	The Nasdaq-100 Futures 35% Edge Volatility 6% Decrement™ Index ER (ticker: N3V6EDGE)
Pricing date:	December 9, 2025
Valuation dates:	Monthly
Final valuation date:	December 13, 2032
Maturity date:	December 16, 2032
Contingent coupon:	Approximately 17.10% per annum, paid monthly only if the closing value of the underlying is greater than or equal to its coupon barrier on the related valuation date. You are not assured of receiving any contingent coupon.
Coupon barrier:	70% of the initial underlying value
Final barrier:	60% of the initial underlying value
Automatic early redemption:	If, on any trading day during the autocall period, the closing value of the underlying is greater than or equal to the initial underlying value, each security you then hold will be automatically called for redemption on the third business day immediately following that trading day (the "automatic early redemption date") for an amount in cash equal to the $1,000 stated principal amount. If the closing value of the underlying is greater than or equal to the initial underlying value on a trading day during the autocall period that is not a valuation date, you will not receive any contingent coupon payment in respect of the period from and including the immediately preceding contingent coupon payment date to but excluding the automatic early redemption date.
Autocall period:	The period from and including December 11, 2026 to but excluding the final valuation date
CUSIP / ISIN:	17331BYX1 / US17331BYX18
Initial underlying value:	The closing value on the pricing date
Final underlying value:	The closing value on the final valuation date
Underlying return:	(Current closing value - initial underlying value) / initial underlying value
Payment at maturity (if not autocalled):	• If the final underlying value is **greater than or equal** to the final barrier: $1,000 • If the final underlying value is **less than** the final barrier value: $1,000 + ($1,000 × the underlying return on the final valuation date) If the securities are not automatically redeemed prior to maturity and the final underlying value is less than the final barrier value, you will receive significantly less than the stated principal amount of your securities, and possibly nothing, at maturity, and you will not receive any contingent coupon payment at maturity.
Stated principal amount:	$1,000 per security
Pricing Supplement:	Amended and Restated Preliminary Pricing Supplement dated November 10, 2025

* Assumes that the valuation date occurs during the autocall period and that the securities have not been previously redeemed on any trading day during the autocall period.

Hypothetical Payment per Security for a Valuation Date Prior to the Final Valuation Date

Hypothetical Underlying Return on a Valuation Date Prior to the Final Valuation Date	Hypothetical Payment for Such Valuation Date	Hypothetical Automatic Early Redemption*
100.00%	$1,014.25	Redeemed
50.00%	$1,014.25	Redeemed
20.00%	$1,014.25	Redeemed
0.00%	$1,014.25	Redeemed
-10.00%	$14.25	Securities not redeemed
-20.00%	$14.25	Securities not redeemed
-30.00%	$14.25	Securities not redeemed
-30.10%	$0.00	Securities not redeemed
-50.00%	$0.00	Securities not redeemed
-100.00%	$0.00	Securities not redeemed

Hypothetical Payment at Maturity per Security

Assumes the securities have not been automatically redeemed prior to maturity and does not include the final contingent coupon payment, if any

Hypothetical Underlying Return on Final Valuation Date	Hypothetical Payment at Maturity
100.00%	$1,000.00
70.00%	$1,000.00
50.00%	$1,000.00
20.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-40.00%	$1,000.00
-40.10%	$599.00
-70.00%	$300.00
-100.00%	$0.00

Selected Risk Considerations • You may lose a significant portion or all of your investment. Unlike conventional debt securities, the securities do not provide for the repayment of the stated principal amount at maturity in all circumstances. If the securities are not automatically redeemed prior to maturity, your payment at maturity will depend on the final underlying value. If the final underlying value is less than the final barrier value, you will lose 1% of the stated principal amount of your securities for every 1% by which the underlying has declined from the initial underlying value. There is no minimum payment at maturity on the securities, and you may lose up to all of your investment. • You will not receive any contingent coupon following any valuation date on which the closing value of the underlying on that valuation date is less than its coupon barrier. • The securities may be automatically redeemed prior to maturity, limiting your opportunity to receive contingent coupons if the underlying performs in a way that would otherwise be favorable. • If the securities are automatically redeemed on a trading day during the autocall period that is not a valuation date, you will not receive any contingent coupon payment on the automatic early redemption date. • The securities offer downside exposure, but no upside exposure, to the underlying. • The securities are particularly sensitive to the volatility of the closing value of the underlying on or near the valuation dates and the trading days during the autocall period. • The securities are unsecured debt securities and are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities. • The securities are riskier than securities with a shorter term. • The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • The estimated value of the securities on the pricing date is less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement. • The value of the securities prior to maturity will fluctuate based on many unpredictable factors. • If a material modification event occurs during the term of the securities, we may redeem the securities early for an amount that may result in a significant loss on your investment. • The calculation agent may make determinations in connection with a material modification event and the early redemption amount that could adversely affect your return upon early redemption. • The issuer and its affiliates may have conflicts of interest with you. • The U.S. federal tax consequences of an investment in the securities are unclear. • The underlying is highly risky because it may reflect highly leveraged exposure to the underlying futures index and may therefore experience a decline that is many multiples of any decline in the underlying futures index. • The underlying may realize significant losses if it is not consistently successful in increasing exposure to the underlying futures index in advance of increases in the underlying futures index and reducing exposure to the underlying futures index in advance of declines in the underlying futures index. • The underlying may be adversely affected by a time lag in its volatility targeting mechanism. • The underlying may be adversely affected by a “decay” effect. • The underlying futures index is expected to underperform the Nasdaq - 100 Index ® because of an implicit financing cost. • The underlying may realize significant losses because it may reflect leveraged exposure to the implicit financing cost. • The closing value of the underlying futures index is based on the fixing price of its reference futures contract, rather than the settlement price. • The performance of the underlying will be reduced by a decrement of 6% per annum. • The decrement of 6% per annum may reduce the annual return of the underlying by more (and possibly significantly more) than 6%. • The underlying may not fully participate in any appreciation of the underlying futures index. • The underlying may perform less favorably than it would if its volatility targeting mechanism were based on an alternative volatility measure, such as actual realized volatility, rather than implied volatility. • The underlying may significantly underperform the Nasdaq - 100 Index ® . • The underlying has limited actual performance information. • The index administrator and index calculation agent of the underlying, which is our affiliate, may exercise judgments under certain circumstances in the calculation of the underlying. • Changes that affect the Nasdaq - 100 Index ® , futures contracts on the Nasdaq - 100 Index ® , the Cboe Implied Volatility Indices or NDXP options may adversely affect the performance of the underlying. The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities. Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, index supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, index supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 270327 and 333 - 270327 - 01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page. Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.